Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended June 30, 2024
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2024

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended June 30,
($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2024	2023	2024	2023

Revenues (1)	1	14,885	12,231	28,282	24,493
Expenses	1
Purchased Product, Transportation and Blending (1) (2)		10,049	8,291	18,757	16,852
Operating (2)		1,923	1,600	3,478	3,236
(Gain) Loss on Risk Management	20	21	23	62	17
Depreciation, Depletion, Amortization and Exploration Expense (1)	10,11	1,238	1,076	2,440	2,185
(Income) Loss From Equity-Accounted Affiliates	19	(28)	(6)	(37)	(12)
General and Administrative		175	167	421	325
Finance Costs, Net (1)	4	141	159	276	320
Integration, Transaction and Other Costs		39	17	72	37
Foreign Exchange (Gain) Loss, Net	5	55	(119)	154	(126)
(Gain) Loss on Divestiture of Assets (1)	6	1	(10)	(104)	22
Re-measurement of Contingent Payments	13	2	(1)	30	16
Other (Income) Loss, Net		(40)	(14)	(130)	(20)
Earnings (Loss) Before Income Tax		1,309	1,048	2,863	1,641
Income Tax Expense (Recovery)	7	309	182	687	139
Net Earnings (Loss)		1,000	866	2,176	1,502

Other Comprehensive Income (Loss), Net of Tax	17
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		4	(1)	18	(4)
Change in the Fair Value of Equity Instruments at FVOCI (3)	20	124	(1)	124	(1)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		125	(265)	393	(284)
Total Other Comprehensive Income (Loss), Net of Tax		253	(267)	535	(289)
Comprehensive Income (Loss)		1,253	599	2,711	1,213

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.53	0.45	1.16	0.78
Diluted		0.53	0.44	1.15	0.76

(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Comparative periods reflect certain revisions. See Note 24.
(3)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	June 30, 2024	December 31, 2023

Assets
Current Assets
Cash and Cash Equivalents		3,154	2,227
Accounts Receivable and Accrued Revenues		3,648	3,035
Income Tax Receivable		240	416
Inventories		4,605	4,030
Total Current Assets		11,647	9,708
Restricted Cash		224	211
Exploration and Evaluation Assets, Net	1,9	639	738
Property, Plant and Equipment, Net	1,10	37,400	37,250
Right-of-Use Assets, Net	1,11	1,637	1,680
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	19	418	366
Other Assets		456	318
Deferred Income Taxes		631	696
Goodwill	1	2,923	2,923
Total Assets		56,000	53,915

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,482	5,480
Income Tax Payable		74	88
Short-Term Borrowings	12	137	179
Lease Liabilities	11	296	299
Contingent Payments	13	40	164
Total Current Liabilities		7,029	6,210
Long-Term Debt	12	7,275	7,108
Lease Liabilities	11	2,304	2,359
Decommissioning Liabilities	14	4,136	4,155
Other Liabilities	15	1,178	1,183
Deferred Income Taxes		4,052	4,188
Total Liabilities		25,974	25,203
Shareholders’ Equity		30,012	28,698
Non-Controlling Interest		14	14
Total Liabilities and Equity		56,000	53,915

Commitments and Contingencies	23

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 16)	(Note 16)	(Note 16)			(Note 17)

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	1,502	—	1,502	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(289)	(289)	—
Total Comprehensive Income (Loss)	—	—	—	—	1,502	(289)	1,213	—
Common Shares Issued Under Stock Option Plans	23	—	—	(5)	—	—	18	—
Purchase of Common Shares Under NCIB (2)	(133)	—	—	(217)	—	—	(350)	—
Warrants Exercised	16	—	(5)	—	—	—	11	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)
Stock-Based Compensation Expense	—	—	—	7	—	—	7	—
Base Dividends on Common Shares	—	—	—	—	(465)	—	(465)	—
Dividends on Preferred Shares	—	—	—	—	(18)	—	(18)	—
As at June 30, 2023	16,226	519	28	2,476	6,849	1,181	27,279	13

As at December 31, 2023	16,031	519	25	2,002	8,913	1,208	28,698	14
Net Earnings (Loss)	—	—	—	—	2,176	—	2,176	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	535	535	—
Total Comprehensive Income (Loss)	—	—	—	—	2,176	535	2,711	—
Common Shares Issued Under Stock Option Plans	66	—	—	(16)	—	—	50	—
Purchase of Common Shares Under NCIB (2)	(195)	—	—	(410)	—	—	(605)	—
Warrants Exercised	26	—	(9)	—	—	—	17	—
Stock-Based Compensation Expense	—	—	—	6	—	—	6	—
Base Dividends on Common Shares	—	—	—	—	(596)	—	(596)	—
Variable Dividends on Common Shares	—	—	—	—	(251)	—	(251)	—
Dividends on Preferred Shares	—	—	—	—	(18)	—	(18)	—
As at June 30, 2024	15,928	519	16	1,582	10,224	1,743	30,012	14

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes on purchase of equity.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2024	2023	2024	2023

Operating Activities
Net Earnings (Loss)		1,000	866	2,176	1,502
Depreciation, Depletion and Amortization	10,11	1,233	1,072	2,428	2,177
Deferred Income Tax Expense (Recovery)	7	(46)	(44)	(78)	(414)
Unrealized (Gain) Loss on Risk Management	20	(7)	46	24	16
Unrealized Foreign Exchange (Gain) Loss	5	85	(172)	209	(158)
(Gain) Loss on Divestiture of Assets (1)	6	1	(10)	(104)	22
Re-measurement of Contingent Payments	13	2	(1)	30	16
Unwinding of Discount on Decommissioning Liabilities	14	56	55	113	110
(Income) Loss From Equity-Accounted Affiliates	19	(28)	(6)	(37)	(12)
Distributions Received From Equity-Accounted Affiliates	19	87	71	118	94
Stock-Based Compensation, Net of Payments		24	17	(130)	(54)
Other		(46)	5	(146)	(5)
Settlement of Decommissioning Liabilities	14	(48)	(41)	(96)	(89)
Net Change in Non-Cash Working Capital	22	494	132	225	(1,501)
Cash From (Used in) Operating Activities		2,807	1,990	4,732	1,704

Investing Activities
Acquisitions, Net of Cash Acquired		(5)	(4)	(15)	(469)
Capital Investment	1	(1,155)	(1,002)	(2,191)	(2,103)
Proceeds From Divestitures	6	—	3	25	11
Net Change in Investments and Other		(51)	(80)	(64)	(93)
Net Change in Non-Cash Working Capital	22	41	(76)	(60)	(260)
Cash From (Used in) Investing Activities		(1,170)	(1,159)	(2,305)	(2,914)

Net Cash Provided (Used) Before Financing Activities		1,637	831	2,427	(1,210)

Financing Activities	22
Net Issuance (Repayment) of Short-Term Borrowings		136	—	(39)	(115)
Principal Repayment of Leases	11	(75)	(76)	(145)	(146)
Common Shares Issued Under Stock Option Plans		46	14	50	18
Purchase of Common Shares Under NCIB	16	(440)	(310)	(605)	(350)
Proceeds From Exercise of Warrants		15	8	17	11
Base Dividends Paid on Common Shares	8	(334)	(265)	(596)	(465)
Variable Dividends Paid on Common Shares	8	(251)	—	(251)	—
Dividends Paid on Preferred Shares	8	(9)	(9)	(18)	(27)
Other		—	(1)	(2)	—
Cash From (Used in) Financing Activities		(912)	(639)	(1,589)	(1,074)

Effect of Foreign Exchange on Cash and Cash Equivalents		29	(74)	89	(73)
Increase (Decrease) in Cash and Cash Equivalents		754	118	927	(2,357)
Cash and Cash Equivalents, Beginning of Period		2,400	2,049	2,227	4,524
Cash and Cash Equivalents, End of Period		3,154	2,167	3,154	2,167

(1)Revised presentation as of January 1, 2024. See Note 3.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries, held through WRB Refining LP (“WRB”), a jointly owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended June 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	6,056	5,177	264	253	471	228	6,791	5,658
Intersegment Sales	1,497	1,260	427	367	—	—	1,924	1,627
	7,553	6,437	691	620	471	228	8,715	7,285
Royalties	(814)	(620)	(22)	(4)	(23)	(13)	(859)	(637)
Revenues	6,739	5,817	669	616	448	215	7,856	6,648
Expenses
Purchased Product (1)	403	414	412	337	—	—	815	751
Transportation and Blending (1)	2,953	2,700	83	66	7	4	3,043	2,770
Operating	615	676	132	144	142	63	889	883
Realized (Gain) Loss on Risk Management	20	(9)	—	(4)	—	—	20	(13)
Operating Margin	2,748	2,036	42	73	299	148	3,089	2,257
Unrealized (Gain) Loss on Risk Management	1	31	2	(1)	—	—	3	30
Depreciation, Depletion and Amortization	772	730	111	87	156	91	1,039	908
Exploration Expense	1	2	—	—	4	2	5	4
(Income) Loss From Equity- Accounted Affiliates	(14)	6	—	—	(13)	(12)	(27)	(6)
Segment Income (Loss)	1,988	1,267	(71)	(13)	152	67	2,069	1,321

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	1,037	1,151	7,916	6,059	8,953	7,210
Intersegment Sales	98	212	2	5	100	217
	1,135	1,363	7,918	6,064	9,053	7,427
Royalties	—	—	—	—	—	—
Revenues	1,135	1,363	7,918	6,064	9,053	7,427
Expenses
Purchased Product (1)	975	1,083	7,124	5,364	8,099	6,447
Transportation and Blending	—	—	—	—	—	—
Operating	415	164	684	679	1,099	843
Realized (Gain) Loss on Risk Management	—	—	8	(6)	8	(6)
Operating Margin	(255)	116	102	27	(153)	143
Unrealized (Gain) Loss on Risk Management	—	—	(10)	(5)	(10)	(5)
Depreciation, Depletion and Amortization	54	43	112	102	166	145
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	(309)	73	—	(70)	(309)	3
(1)Comparative periods reflect certain revisions. See Note 24.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

	Corporate and Eliminations		Consolidated
For the three months ended June 30,	2024	2023	2024	2023
Gross Sales (1)
External Sales	—	—	15,744	12,868
Intersegment Sales	(2,024)	(1,844)	—	—
	(2,024)	(1,844)	15,744	12,868
Royalties	—	—	(859)	(637)
Revenues	(2,024)	(1,844)	14,885	12,231
Expenses
Purchased Product (1)	(1,730)	(1,470)	7,184	5,728
Transportation and Blending (1)	(178)	(207)	2,865	2,563
Purchased Product, Transportation and Blending (2)	(1,908)	(1,677)	10,049	8,291
Operating (1)	(65)	(126)	1,923	1,600
Realized (Gain) Loss on Risk Management	—	(4)	28	(23)
Unrealized (Gain) Loss on Risk Management	—	21	(7)	46
Depreciation, Depletion and Amortization	28	19	1,233	1,072
Exploration Expense	—	—	5	4
(Income) Loss From Equity-Accounted Affiliates	(1)	—	(28)	(6)
Segment Income (Loss)	(78)	(77)	1,682	1,247
General and Administrative	175	167	175	167
Finance Costs, Net (2)	141	159	141	159
Integration, Transaction and Other Costs	39	17	39	17
Foreign Exchange (Gain) Loss, Net	55	(119)	55	(119)
(Gain) Loss on Divestiture of Assets (2)	1	(10)	1	(10)
Re-measurement of Contingent Payments	2	(1)	2	(1)
Other (Income) Loss, Net	(40)	(14)	(40)	(14)
	373	199	373	199
Earnings (Loss) Before Income Tax			1,309	1,048
Income Tax Expense (Recovery)			309	182
Net Earnings (Loss)			1,000	866
(1)Comparative periods reflect certain revisions. See Note 24.
(2)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
ii) Results for the Six Months Ended June 30

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	11,069	10,009	641	875	828	701	12,538	11,585
Intersegment Sales	3,112	2,135	929	782	—	—	4,041	2,917
	14,181	12,144	1,570	1,657	828	701	16,579	14,502
Royalties	(1,511)	(1,136)	(46)	(58)	(49)	(39)	(1,606)	(1,233)
Revenues	12,670	11,008	1,524	1,599	779	662	14,973	13,269
Expenses
Purchased Product (1)	692	769	894	820	—	—	1,586	1,589
Transportation and Blending (1)	5,686	5,641	161	147	7	9	5,854	5,797
Operating	1,275	1,413	285	294	227	205	1,787	1,912
Realized (Gain) Loss on Risk Management	33	(1)	(7)	4	—	—	26	3
Operating Margin	4,984	3,186	191	334	545	448	5,720	3,968
Unrealized (Gain) Loss on Risk Management	(12)	(3)	8	(21)	—	—	(4)	(24)
Depreciation, Depletion and Amortization	1,546	1,445	221	182	287	219	2,054	1,846
Exploration Expense	4	4	—	—	8	4	12	8
(Income) Loss From Equity- Accounted Affiliates	(14)	6	1	—	(23)	(18)	(36)	(12)
Segment Income (Loss)	3,460	1,734	(39)	173	273	243	3,694	2,150

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	2,200	2,453	15,150	11,688	17,350	14,141
Intersegment Sales	267	418	3	5	270	423
	2,467	2,871	15,153	11,693	17,620	14,564
Royalties	—	—	—	—	—	—
Revenues	2,467	2,871	15,153	11,693	17,620	14,564
Expenses
Purchased Product (1)	2,062	2,176	13,256	10,262	15,318	12,438
Transportation and Blending	—	—	—	—	—	—
Operating	592	316	1,294	1,281	1,886	1,597
Realized (Gain) Loss on Risk Management	—	—	9	(5)	9	(5)
Operating Margin	(187)	379	594	155	407	534
Unrealized (Gain) Loss on Risk Management	—	—	(2)	(11)	(2)	(11)
Depreciation, Depletion and Amortization	98	86	223	205	321	291
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	(285)	293	373	(39)	88	254
(1)Comparative periods reflect certain revisions. See Note 24.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

	Corporate and Eliminations		Consolidated
For the six months ended June 30,	2024	2023	2024	2023
Gross Sales (1)
External Sales	—	—	29,888	25,726
Intersegment Sales	(4,311)	(3,340)	—	—
	(4,311)	(3,340)	29,888	25,726
Royalties	—	—	(1,606)	(1,233)
Revenues	(4,311)	(3,340)	28,282	24,493
Expenses
Purchased Product (1)	(3,587)	(2,490)	13,317	11,537
Transportation and Blending (1)	(414)	(482)	5,440	5,315
Purchased Product, Transportation and Blending (2)	(4,001)	(2,972)	18,757	16,852
Operating (1)	(195)	(273)	3,478	3,236
Realized (Gain) Loss on Risk Management	3	3	38	1
Unrealized (Gain) Loss on Risk Management	30	51	24	16
Depreciation, Depletion and Amortization	53	40	2,428	2,177
Exploration Expense	—	—	12	8
(Income) Loss From Equity-Accounted Affiliates	(1)	—	(37)	(12)
Segment Income (Loss)	(200)	(189)	3,582	2,215
General and Administrative	421	325	421	325
Finance Costs, Net (2)	276	320	276	320
Integration, Transaction and Other Costs	72	37	72	37
Foreign Exchange (Gain) Loss, Net	154	(126)	154	(126)
(Gain) Loss on Divestiture of Assets (2)	(104)	22	(104)	22
Re-measurement of Contingent Payments	30	16	30	16
Other (Income) Loss, Net	(130)	(20)	(130)	(20)
	719	574	719	574
Earnings (Loss) Before Income Tax			2,863	1,641
Income Tax Expense (Recovery)			687	139
Net Earnings (Loss)			2,176	1,502
(1)Comparative periods reflect certain revisions. See Note 24.
(2)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	5,819	4,967	69	41	151	4	6,039	5,012
Natural Gas and Other	100	87	110	168	232	177	442	432
NGLs (1)	137	123	85	44	88	47	310	214
External Sales	6,056	5,177	264	253	471	228	6,791	5,658

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2024	2023	2024	2023	2024	2023
Synthetic Crude Oil	270	389	—	—	270	389
Distillates (2)	356	346	2,814	2,029	3,170	2,375
Gasoline	132	137	3,782	2,854	3,914	2,991
Asphalt	152	129	285	217	437	346
Other Products and Services	127	150	1,035	959	1,162	1,109
External Sales	1,037	1,151	7,916	6,059	8,953	7,210
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	10,694	9,634	124	143	192	154	11,010	9,931
Natural Gas and Other	180	180	346	619	465	419	991	1,218
NGLs (1)	195	195	171	113	171	128	537	436
External Sales	11,069	10,009	641	875	828	701	12,538	11,585

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2024	2023	2024	2023	2024	2023
Synthetic Crude Oil	735	851	—	—	735	851
Distillates (2)	748	826	5,545	4,298	6,293	5,124
Gasoline	235	248	7,100	5,514	7,335	5,762
Asphalt	225	218	431	284	656	502
Other Products and Services	257	310	2,074	1,592	2,331	1,902
External Sales	2,200	2,453	15,150	11,688	17,350	14,141
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
C) Geographical Information

	Revenues (1)
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Canada (2)	8,094	6,057	13,298	12,162
United States (2)	6,495	5,963	14,397	11,814
China	296	211	587	517
Consolidated	14,885	12,231	28,282	24,493
(1)Revenues by country are classified based on where the operations are located.
(2)Comparative periods reflect certain revisions. See Note 24.

	Non-Current Assets (1)
	June 30,	December 31,
As at	2024	2023
Canada	35,943	35,876
United States	5,439	5,230
China	1,436	1,608
Indonesia	313	344
Consolidated	43,131	43,058
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
As at	2024	2023	2024	2023	2024	2023
Oil Sands	594	729	24,362	24,443	819	849
Conventional	7	—	2,145	2,209	—	1
Offshore	38	9	2,954	2,798	99	102
Canadian Refining	—	—	2,483	2,469	43	28
U.S. Refining	—	—	5,163	5,014	258	268
Corporate and Eliminations	—	—	293	317	418	432
Consolidated	639	738	37,400	37,250	1,637	1,680

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2024	2023	2024	2023
Oil Sands	2,923	2,923	31,759	31,673
Conventional	—	—	2,466	2,429
Offshore	—	—	3,783	3,511
Canadian Refining	—	—	3,038	2,960
U.S. Refining	—	—	9,526	8,660
Corporate and Eliminations	—	—	5,428	4,682
Consolidated	2,923	2,923	56,000	53,915

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Capital Investment
Oil Sands	613	539	1,260	1,174
Conventional	68	82	194	223
Offshore
Atlantic	266	183	424	283
Asia Pacific	29	1	30	1
Total Upstream	976	805	1,908	1,681

Canadian Refining	70	34	101	61
U.S. Refining	100	153	167	347
Total Downstream	170	187	268	408

Corporate and Eliminations	9	10	15	14
	1,155	1,002	2,191	2,103
Acquisitions
Oil Sands	4	1	6	3
Conventional	1	2	9	4
U.S. Refining	—	1	—	337
	5	4	15	344
Total Capital Expenditures	1,160	1,006	2,206	2,447
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2023, except for updates to accounting policies as disclosed in Note 3 and income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective July 31, 2024.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

3. UPDATE TO ACCOUNTING POLICIES
A) Adjustments to the Consolidated Statements of Comprehensive Income (Loss)
As of January 1, 2024, the Company updated its accounting policies to aggregate certain items presented in the Consolidated Statements of Comprehensive Income (Loss) to more appropriately reflect the integrated operations of the business. There were no re-measurements to balances. Certain historical disaggregated balances continue to be presented in Note 1.
The following presentation changes were made, with comparative periods being re-presented:
•Gross sales and royalties were aggregated and presented as ‘Revenues’.
•Purchased product and transportation and blending were aggregated and presented as ‘Purchased Product, Transportation and Blending’.
•Depreciation, depletion and amortization, and exploration expense were aggregated and presented as ‘Depreciation, Depletion, Amortization and Exploration Expense’.
•Finance costs and interest income were aggregated and presented as ‘Finance Costs, Net’.
•Revaluation (gain) loss and (gain) loss on divestiture of assets were aggregated and presented as ‘(Gain) Loss on Divestiture of Assets’.
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is currently evaluating the impact of adopting IFRS 18 on the Consolidated Financial Statements.
On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”. The amendments include clarifications on the derecognition of financial liabilities and the classification of certain financial assets. In addition, new disclosure requirements for equity instruments designated as FVOCI were added. The amendments are effective for annual periods beginning on or after January 1, 2026, and is to be applied retrospectively. The Company is currently evaluating the impact of the amendments on the Consolidated Financial Statements.

4. FINANCE COSTS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Interest Expense – Short-Term Borrowings and Long-Term Debt	77	95	153	191
Interest Expense – Lease Liabilities (Note 11)	40	40	79	80
Unwinding of Discount on Decommissioning Liabilities (Note 14)	56	55	113	110
Other	15	7	21	13
Capitalized Interest	(10)	(4)	(18)	(7)
Finance Costs	178	193	348	387
Interest Income	(37)	(34)	(72)	(67)
	141	159	276	320

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	52	(142)	175	(147)
Other	33	(30)	34	(11)
Unrealized Foreign Exchange (Gain) Loss	85	(172)	209	(158)
Realized Foreign Exchange (Gain) Loss	(30)	53	(55)	32
	55	(119)	154	(126)

6. DIVESTITURES
On February 6, 2024, the Company closed a transaction with Athabasca Oil Corporation (“Athabasca”) to create Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million (after-tax gain – $50 million), reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca’s share.
On March 6, 2024, the Company closed the sale of certain Clearwater assets in its Conventional segment for net proceeds of $19 million and recorded a before-tax gain of $36 million (after-tax gain – $27 million).

7. INCOME TAXES

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Current Tax
Canada	300	199	646	457
United States	(9)	(17)	2	—
Asia Pacific	56	38	100	84
Other International	8	6	17	12
Total Current Tax Expense (Recovery)	355	226	765	553
Deferred Tax Expense (Recovery)	(46)	(44)	(78)	(414)
	309	182	687	139

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For periods ended June 30,	2024	2023	2024	2023
Net Earnings (Loss)	1,000	866	2,176	1,502
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(18)	(18)
Net Earnings (Loss) – Basic and Diluted	991	857	2,158	1,484

Basic – Weighted Average Number of Shares (thousands)	1,859,377	1,902,820	1,863,585	1,905,535
Dilutive Effect of Warrants	4,696	33,292	5,426	37,281
Dilutive Effect of Net Settlement Rights	5,645	6,286	6,336	7,015
Dilutive Effect of Cenovus Replacement Stock Options (1)	317	856	—	876
Diluted – Weighted Average Number of Shares (thousands)	1,870,035	1,943,254	1,875,347	1,950,707

Net Earnings (Loss) Per Common Share – Basic ($)	0.53	0.45	1.16	0.78
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.53	0.44	1.15	0.76
(1)For the three months ended June 30, 2024, the dilutive effect of Cenovus replacement stock options was 0.3 million common shares. For the six months ended June 30, 2024, net earnings of $3 million and 0.3 million common shares related to the assumed exercise of Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive. For the three and six months ended June 30, 2023, the dilutive effect of Cenovus replacement stock options was 0.9 million common shares.
(2)For the three and six months ended June 30, 2024, net settlement rights (“NSRs”) of 2.1 million and 3.1 million, respectively, (three and six months ended June 30, 2023 – 1.6 million) were excluded from the calculation of diluted weighted average number of shares as the effect was anti-dilutive.
B) Common Share Dividends

	2024		2023
For the six months ended June 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.320	596	0.245	465
Variable Dividends	0.135	251	—	—
Total Common Share Dividends Declared and Paid	0.455	847	0.245	465
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On July 31, 2024, the Company’s Board of Directors declared a third quarter base dividend of $0.180 per common share, payable on September 27, 2024, to common shareholders of record as at September 13, 2024.
C) Preferred Share Dividends

For the six months ended June 30,	2024	2023
Series 1 First Preferred Shares	3	3
Series 2 First Preferred Shares	1	1
Series 3 First Preferred Shares	6	6
Series 5 First Preferred Shares	5	5
Series 7 First Preferred Shares	3	3
Total Preferred Share Dividends Declared	18	18
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
In the six months ended June 30, 2024, the Company paid preferred share dividends of $18 million (2023 – $27 million). On July 2, 2024, the Company paid preferred share dividends of $9 million, as declared on April 30, 2024.
On July 31, 2024, the Company’s Board of Directors declared third quarter dividends of $9 million payable on October 1, 2024, to preferred shareholders of record as at September 13, 2024.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2023	738
Acquisition	7
Additions	33
Transfer to PP&E (Note 10)	(139)
As at June 30, 2024	639

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	8	—	—	—	8
Additions	1,875	2	265	16	2,158
Transfer from E&E (Note 9)	139	—	—	—	139
Change in Decommissioning Liabilities	11	—	—	—	11
Divestitures (Note 6)	(122)	—	—	—	(122)
Exchange Rate Movements and Other	48	—	350	1	399
As at June 30, 2024	49,384	274	13,385	1,925	64,968

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	1,971	6	269	43	2,289
Divestitures (Note 6)	(80)	—	—	—	(80)
Exchange Rate Movements and Other	57	(1)	177	1	234
As at June 30, 2024	19,923	134	6,113	1,398	27,568

CARRYING VALUE
As at December 31, 2023	29,450	143	7,103	554	37,250
As at June 30, 2024	29,461	140	7,272	527	37,400
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2023	588	1,964	161	70	2,783
Additions	1	7	—	14	22
Exchange Rate Movements and Other	—	68	10	4	82
As at June 30, 2024	589	2,039	171	88	2,887

ACCUMULATED DEPRECIATION
As at December 31, 2023	156	863	65	19	1,103
Depreciation	18	98	12	11	139
Exchange Rate Movements and Other	1	3	4	—	8
As at June 30, 2024	175	964	81	30	1,250

CARRYING VALUE
As at December 31, 2023	432	1,101	96	51	1,680
As at June 30, 2024	414	1,075	90	58	1,637
(1)Includes railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles, camp and other equipment.
B) Lease Liabilities

Total
As at December 31, 2023	2,658
Additions	20
Interest Expense (Note 4)	79
Lease Payments	(224)
Exchange Rate Movements and Other	67
As at June 30, 2024	2,600
Less: Current Portion	296
Long-Term Portion	2,304

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		June 30,	December 31,
As at	Notes	2024	2023
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	137	179
Total Debt Principal		137	179
i) Uncommitted Demand Facilities
As at June 30, 2024, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2023 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at June 30, 2024, there were outstanding letters of credit aggregating to $319 million (December 31, 2023 – $364 million) and no direct borrowings.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at June 30, 2024, US$200 million was drawn on these facilities, of which Cenovus’s proportionate share was US$100 million (C$137 million). As at December 31, 2023, Cenovus’s proportionate share of the capacity was US$225 million and US$135 million (C$179 million) of this capacity was drawn.
B) Long-Term Debt

	June 30,	December 31,
As at	2024	2023
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes (2)	5,203	5,028
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,203	7,028
Debt Premiums (Discounts), Net, and Transaction Costs	72	80
Long-Term Debt	7,275	7,108
(1)The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
(2)Total U.S. dollar denominated unsecured notes as at June 30, 2024, was US$3.8 billion (December 31, 2023 — US$3.8 billion).
On June 26, 2024, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. The committed credit facility consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at June 30, 2024, no amount was drawn on the credit facility (December 31, 2023 – $nil).
As at June 30, 2024, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
Net Debt to Adjusted EBITDA

	June 30,	December 31,
As at	2024	2023
Short-Term Borrowings	137	179
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	7,275	7,108
Total Debt	7,412	7,287
Less: Cash and Cash Equivalents	(3,154)	(2,227)
Net Debt	4,258	5,060

Net Earnings (Loss)	4,783	4,109
Add (Deduct):
Finance Costs, Net (1)	494	538
Income Tax Expense (Recovery)	1,479	931
Depreciation, Depletion and Amortization	4,895	4,644
Exploration and Evaluation Asset Write-downs	29	29
(Income) Loss From Equity-Accounted Affiliates	(76)	(51)
Unrealized (Gain) Loss on Risk Management	60	52
Foreign Exchange (Gain) Loss, Net	213	(67)
(Gain) Loss on Divestiture of Assets (1)	(106)	20
Re-measurement of Contingent Payments	73	59
Other (Income) Loss, Net	(174)	(63)
Adjusted EBITDA (2)	11,670	10,201

Net Debt to Adjusted EBITDA (times)	0.4	0.5
(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	June 30,	December 31,
As at	2024	2023
Net Debt	4,258	5,060

Cash From (Used in) Operating Activities	10,416	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(229)	(222)
Net Change in Non-Cash Working Capital	533	(1,193)
Adjusted Funds Flow (1)	10,112	8,803

Net Debt to Adjusted Funds Flow (times)	0.4	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	June 30,	December 31,
As at	2024	2023
Net Debt	4,258	5,060
Shareholders’ Equity	30,012	28,698
Capitalization	34,270	33,758

Net Debt to Capitalization (percent)	12	15

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

13. CONTINGENT PAYMENTS
In connection with the transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), Cenovus agreed to make quarterly variable payments totaling up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average Western Canadian Select (“WCS”) price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment over the remaining term of the contract is $40 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments.
Payments made during the six months ended June 30, 2024, totaled $157 million for the quarterly payment periods ending November 30, 2023, and February 29, 2024.

Total
As at December 31, 2023	164
Liabilities Settled or Payable	(154)
Re-measurement	30
As at June 30, 2024	40

14. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2023	4,155
Liabilities Incurred	11
Liabilities Settled	(96)
Liabilities Disposed	(57)
Unwinding of Discount on Decommissioning Liabilities (Note 4)	113
Exchange Rate Movements	10
As at June 30, 2024	4,136
As at June 30, 2024, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2023 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2023 – two percent).

15. OTHER LIABILITIES

	June 30,	December 31,
As at	2024	2023
Renewable Volume Obligation, Net (1)	483	397
Pension and Other Post-Employment Benefit Plan	260	276
Provision for West White Rose Expansion Project	115	156
Provisions for Onerous and Unfavourable Contracts	66	72
Employee Long-Term Incentives	88	100
Drilling Provisions	3	25
Other	163	157
	1,178	1,183
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $553 million and $70 million, respectively (December 31, 2023 – $785 million and $388 million, respectively).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

16. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	June 30, 2024		December 31, 2023
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,871,868	16,031	1,909,190	16,320
Issued Upon Exercise of Warrants	2,639	26	2,610	26
Issued Under Stock Option Plans	4,943	66	3,679	58
Purchase of Common Shares Under NCIB	(22,804)	(195)	(43,611)	(373)
Outstanding, End of Period	1,856,646	15,928	1,871,868	16,031
As at June 30, 2024, there were 48.6 million (December 31, 2023 – 45.5 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024.
For the six months ended June 30, 2024, the Company purchased and cancelled 22.8 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $26.07 per common share for a total of $595 million. Paid in surplus was reduced by $410 million, representing the excess of the purchase price of the common shares over their average carrying value of $400 million and taxes paid of $10 million.
From July 1, 2024, to July 29, 2024, the Company purchased an additional 656 thousand common shares for $18 million. As at July 29, 2024, the Company can further purchase up to 99.2 million common shares under the NCIB.
D) Issued and Outstanding – Preferred Shares
For the six months ended June 30, 2024, there were no preferred shares issued. As at June 30, 2024, there were 36 million preferred shares outstanding (December 31, 2023 – 36 million), with a carrying value of $519 million (December 31, 2023 – $519 million).

As at June 30, 2024	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.60	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 6.77 percent from December 31, 2023, to March 30, 2024, and 6.71 percent for the period from March 31, 2024, to June 29, 2024.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
E) Issued and Outstanding – Warrants

	June 30, 2024		December 31, 2023
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	7,625	25	55,720	184
Exercised	(2,639)	(9)	(2,610)	(8)
Purchased and Cancelled	—	—	(45,485)	(151)
Outstanding, End of Period	4,986	16	7,625	25
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(5)	(1)	(296)	(302)
Reclassification on Divestiture	—	—	12	12
Income Tax (Expense) Recovery	1	—	—	1
As at June 30, 2023	95	28	1,058	1,181

As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	24	140	393	557
Income Tax (Expense) Recovery	(6)	(16)	—	(22)
As at June 30, 2024	73	209	1,461	1,743

18. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	8,788	4,614
Cenovus Replacement Stock Options	441	441
Performance Share Units	7,400	—
Restricted Share Units	8,239	—
Deferred Share Units	1,712	1,712
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at June 30, 2024, were $17.71 and $3.54, respectively.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,214	5,144
Cenovus Replacement Stock Options	—	521
Performance Share Units	6,213	8,729
Restricted Share Units	3,324	2,252
Deferred Share Units	177	179

	Weighted Average Exercise Price	Units Exercised
For the six months ended June 30, 2024	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	10.48	4,353
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares(1)	11.98	791
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	8.24	484
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	5.17	37
(1)NSRs were net settled for 561 thousand common shares.
(2)Cenovus replacement stock options were net settled for 29 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Stock Options With Associated Net Settlement Rights	3	3	7	7
Cenovus Replacement Stock Options	—	(1)	3	(7)
Performance Share Units	13	18	61	27
Restricted Share Units	17	10	52	21
Deferred Share Units	1	(1)	12	(3)
Stock-Based Compensation Expense (Recovery)	34	29	135	45
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

19. RELATED PARTY TRANSACTIONS
A) Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture are recorded in (income) loss from equity-accounted affiliates.
For the six months ended June 30, 2024, the Company received $53 million of distributions from HCML (2023 – $38 million) and paid $nil in contributions (2023 – $24 million).
B) Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company’s share of equity investment income related to the joint venture, in excess of cumulated unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems and transportation and storage services.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
For the six months ended June 30, 2024, the Company received $65 million in distributions from HMLP (2023 – $56 million) and paid $51 million in contributions (2023 – $62 million).
The carrying value of the Company’s investment in HMLP as at June 30, 2024, was $nil (December 31, 2023 – $nil) due to losses in excess of the equity investment. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $33 million as at June 30, 2024 (December 31, 2023 – $31 million).
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Revenues from Construction and Management Services	38	31	69	63
Transportation Expenses	71	71	140	138

20. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at June 30, 2024, the carrying value of Cenovus’s long-term debt was $7.3 billion and the fair value was $6.7 billion (December 31, 2023, carrying value – $7.1 billion; fair value – $6.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity, which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2023	131
Acquisitions	2
Changes in Fair Value	140
As at June 30, 2024	273
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	June 30, 2024			December 31, 2023
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	2	1	1	11	19	(8)
Power Contracts	7	—	7	2	—	2
Renewable Power Contracts	—	11	(11)	18	—	18
Foreign Exchange Rate Contracts	—	1	(1)	—	—	—
	9	13	(4)	31	19	12
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	June 30,	December 31,
As at	2024	2023
Level 2 – Prices Sourced From Observable Data or Market Corroboration	7	(6)
Level 3 – Prices Sourced From Partially Unobservable Data	(11)	18
	(4)	12
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2023	12
Change in Fair Value of Contracts in Place, Beginning of Year	(11)
Change in Fair Value of Contracts Entered Into During the Period	(43)
Fair Value of Contracts Realized During the Period	38
As at June 30, 2024	(4)
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Realized (Gain) Loss	28	(23)	38	1
Unrealized (Gain) Loss	(7)	46	24	16
(Gain) Loss on Risk Management	21	23	62	17
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
D) Fair Value of Contingent Payments
The variable payment (Level 3) is carried at fair value. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at June 30, 2024, the fair value of the variable payment was estimated to be $40 million, applying a credit-adjusted risk-free rate of 5.3 percent.
As at June 30, 2024, average WCS forward pricing for the remaining term of the variable payment is $91.87 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 35.7 percent and 4.9 percent, respectively. A sensitivity analysis for the following inputs to the option pricing model was performed, with fluctuations in all other variables held constant, and found to have no impact on earnings before income tax:
•A $10.00 per barrel increase or decrease in WCS forward prices.
•A 10 percent increase or decrease in WTI option volatility.
•A five percent increase or decrease in Canadian to U.S. dollar foreign exchange rate option volatility.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

21. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
As at June 30, 2024, the fair value of risk management positions was a net liability of $4 million. As at June 30, 2024, there were foreign exchange contracts with a notional value of US$150 million (December 31, 2023 –$nil) and no interest rate contracts or cross currency interest rate swap contracts outstanding (December 31, 2023 – $nil).
Net Fair Value of Risk Management Positions

As at June 30, 2024	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	1.7 MMbbls	July 2024 - June 2025	US$76.79/bbl	(7)
WTI Fixed – Buy	1.5 MMbbls	July 2024 - June 2025	US$75.17/bbl	8
Power Contracts				7
Renewable Power Contracts				(11)
Other Financial Positions (5)				—
Foreign Exchange Rate Contracts				(1)
Total Fair Value				(4)
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 12 months.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil differentials, light oil differentials and condensate differentials, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2024	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	2	(2)
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(3)	3
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(1)	1
Natural Gas Commodity Price	± US$1.00/Mcf (2) Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$20.00/MWh (3) Applied to Power Hedges	87	(87)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	13	(15)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at June 30, 2024, approximately 77 percent (December 31, 2023 – 83 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at June 30, 2024 (December 31, 2023 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2024	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,482	—	—	—	6,482
Short-Term Borrowings	137	—	—	—	137
Contingent Payments	40	—	—	—	40
Lease Liabilities (2)	445	715	587	2,509	4,256
Long-Term Debt (2)	321	2,071	1,982	7,035	11,409
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

22. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	June 30,	December 31,
As at	2024	2023
Total Current Assets	11,647	9,708
Total Current Liabilities	7,029	6,210
Working Capital	4,618	3,498
As at June 30, 2024, adjusted working capital, which excludes the contingent payments, was $4.7 billion (December 31, 2023 – $3.7 billion).
Changes in non-cash working capital are as follows:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2024	2023	2024	2023
Accounts Receivable and Accrued Revenues	111	126	(578)	191
Income Tax Receivable	(39)	(32)	177	(169)
Inventories	(140)	(83)	(381)	162
Accounts Payable and Accrued Liabilities	640	68	956	(782)
Income Tax Payable	(37)	(23)	(9)	(1,163)
Total Change in Non-Cash Working Capital	535	56	165	(1,761)

Net Change in Non-Cash Working Capital – Operating Activities	494	132	225	(1,501)
Net Change in Non-Cash Working Capital – Investing Activities	41	(76)	(60)	(260)
Total Change in Non-Cash Working Capital	535	56	165	(1,761)

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(115)	—	—
Principal Repayment of Leases	—	—	—	—	(146)
Base Dividends Paid on Common Shares	(465)	—	—	—	—
Dividends Paid on Preferred Shares	(27)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	2	—	(10)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	26
Base Dividends Declared on Common Shares	465	—	—	—	—
Dividends Declared on Preferred Shares	18	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	—	(147)	25
As at June 30, 2023	—	713	—	8,534	2,774

As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(39)	—	—
Principal Repayment of Leases	—	—	—	—	(145)
Base Dividends Paid on Common Shares	(596)	—	—	—	—
Variable Dividends Paid on Common Shares	(251)	—	—	—	—
Dividends Paid on Preferred Shares	(18)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(8)	—
Lease Additions	—	—	—	—	20
Base Dividends Declared on Common Shares	596	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	18	—	—	—	—
Exchange Rate Movements and Other	—	—	(3)	175	67
As at June 30, 2024	9	—	137	7,275	2,600

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024

23. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at June 30, 2024	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,062	2,053	1,860	1,841	1,832	16,225	24,873
Product Purchases	225	—	—	—	—	—	225
Real Estate	31	63	63	61	60	605	883
Obligation to Fund HCML	49	97	97	92	54	93	482
Other Long-Term Commitments	351	201	185	166	159	728	1,790
Total Commitments	1,718	2,414	2,205	2,160	2,105	17,651	28,253
(1)Includes transportation commitments that are subject to regulatory approval or were approved, but are not yet in service of $683 million. Terms are up to 20 years on commencement.
(2)As at June 30, 2024, includes $2.0 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $319 million (December 31, 2023 – $364 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

24. PRIOR PERIOD REVISIONS
Certain comparative information presented in the Consolidated Statements of Comprehensive Income (Loss) and segment disclosures was revised for classification changes.
In September 2023, the Company made adjustments to ensure the consistent treatment of sales between segments and to correct the elimination of these transactions on consolidation. The following adjustments were made:
•Report Conventional segment sales between segments on a gross basis, which resulted in a reclassification between gross sales and transportation and blending expense.
•Report sales of feedstock between the Oil Sands, Conventional and U.S. Refining segments on a net basis, which resulted in a reclassification between gross sales and purchased product.
Offsetting adjustments were made to the Corporate and Eliminations segment. The above items had no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.
It was also identified that the elimination of sales of diluent, natural gas and associated transportation costs between segments were recorded to the incorrect line item in the Corporate and Eliminations segment. The adjustment resulted in an understatement of operating expense, overstatement of purchased product and an overstatement of transportation and blending expense on the Consolidated Statements of Comprehensive Income (Loss). There was no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2024
The following table reconciles the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	Three Months Ended June 30, 2023			Six Months Ended June 30, 2023
Oil Sands Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	6,556	(119)	6,437	12,467	(323)	12,144
Purchased Product	533	(119)	414	1,092	(323)	769
	6,023	—	6,023	11,375	—	11,375

Conventional Segment
Gross Sales	615	5	620	1,646	11	1,657
Purchased Product	352	(15)	337	862	(42)	820
Transportation and Blending	46	20	66	94	53	147
	217	—	217	690	—	690

U.S. Refining Segment
Gross Sales	6,198	(134)	6,064	12,058	(365)	11,693
Purchased Product	5,498	(134)	5,364	10,627	(365)	10,262
	700	—	700	1,431	—	1,431

Corporate and Eliminations Segment
Gross Sales	(2,092)	248	(1,844)	(4,017)	677	(3,340)
Purchased Product	(1,757)	287	(1,470)	(3,256)	766	(2,490)
Transportation and Blending	(109)	(98)	(207)	(250)	(232)	(482)
Operating	(185)	59	(126)	(416)	143	(273)
	(41)	—	(41)	(95)	—	(95)

Consolidated
Purchased Product	5,709	19	5,728	11,501	36	11,537
Transportation and Blending	2,641	(78)	2,563	5,494	(179)	5,315
Purchased Product, Transportation and Blending (1)	8,350	(59)	8,291	16,995	(143)	16,852
Operating	1,541	59	1,600	3,093	143	3,236
	9,891	—	9,891	20,088	—	20,088
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q2 2024 Interim Consolidated Financial Statements	32